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SEC FILE NUMBER
8- 45424

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

(PUBLIC DOCUMENT)

RECEIVED FEB 27 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Navillus Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Four Falls Corporate Center, Suite 100
(No. and Street)

West Conshohocken	Pennsylvania	19428
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Sullivan, Jr. (610) 941-0300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker
(Name — *if individual, state last, first, middle name*)

8 Penn Center Plaza, Suite 800	Philadelphia,	PA	19103
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, William J. Sullivan, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navillus Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chairman & CEO

Title

Notary Public

NOTARIAL SEAL
JOHN ROSARIO, NOTARY PUBLIC
CITY OF ALLENTOWN, LEHIGH CO., PA
MY COMMISSION EXPIRES MAY 12, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Directors
Navillus Securities, Inc.
Conshohocken, Pennsylvania

We have audited the statement of financial condition of Navillus Securities, Inc. (the "Company") as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted or audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Navillus Securities, Inc. at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Tait, Weller & Baker

Philadelphia, Pennsylvania
February 15, 2002

NAVILLUS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash	$ 869,576
Deposit with clearing organization	53,557
Trading account securities (at market value)	963,271
Prepaid expenses	
Employee loans and advances, net of reserve	43,635
Receivable from clearing firm	227,740
Other assets	150,000
Other receivables	12,456
Equipment and leaseholds improvements – at cost, less accumulated depreciation and amortization of $229,781	175,949
Total	$2,496,184

LIABILITIES AND STOCKHOLDER EQUITY

Securities sold not yet purchased	$ 234,740
Due to clearing firm	253,935
Joint venture payable	89,993
Due to affiliates	32,265
Accrued interest payable	141,892
Accounts payable and accrued expenses	285,081
	1,037,906
SUBORDINATED NOTE PAYABLE	490,667
STOCKHOLDER'S EQUITY	
Common stock, $1 par value 100,000 shares authorized; 1,000 shares issued and outstanding	1,250
Additional paid – in capital	1,961,908
Retained earnings	(995,547)
Total stockholder's equity	967,611
Total	$2,496,184

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Navillus Securities, Inc. (the ***"Company"***) operates as a fully disclosed broker-dealer of investment securities.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE

Securities transactions and the related revenue and expense are recorded on a trade date basis.

PAYABLE TO CLEARING ORGANIZATION

Amounts receivable and payable to the clearing organization are recorded net on the statement of financial condition, and included in accounts payable and accrued expenses.

PROPERTY AND DEPRECIATION

Property is depreciated and leasehold improvements amortized on a straight-line basis over their estimated useful lives as follows:

Computer and Equipment	3 Years
Furniture and Fixtures	5 Years
Leasehold Improvements	The lesser of the economic useful life of the improvements or the term of the lease

INCOME TAXES

The Company elected to become a Subchapter "C" Corporation on October 19, 2001. The Company was taxed as a Subchapter "S" corporation for federal and state purposes prior to October 19, 2001. Prior to October 19, 2001, income taxes on net earnings of the Company are payable personally by the stockholders. As a Subchapter "C" Corporation, there are net operating loss carryforwards in the amount of $120,877 which expire in 2021.

CASH

For purposes of the statement of cash flows, cash represents balances held in bank accounts.

(2) DEPOSITS WITH CLEARING ORGANIZATION

Of total deposits with the clearing organization, $50,000 represents a deposit to collateralize the clearing agreement. The clearing agreement also calls for certain penalties should the Company terminate the agreement prior to its expiration.

(3) SUBORDINATED NOTE PAYABLE

At December 31, 2000, the Company has subordinated notes payable to the Company's minority shareholder in the amount of $318,439 and $172,228. The notes are due on December 31, 2002 and April 30, 2004 and bear interest at 10% and 12%, respectively. In addition, interest accrues on the unpaid accrued interest payable balance at their respective rate. Interest accruing on the 12% note is included in the subordinated notes payable. Interest expense related to the foregoing totaled $66,502 for the year ended December 31, 2001.

The subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

(4) NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ***("Rule 15c3-1")*** of the Securities Exchange Act of 1934 which prohibits a broker-dealer from withdrawing corporation capital except upon six months notice and from engaging in any securities transactions at a time when its ***"Aggregate Indebtedness"*** exceeds fifteen times its ***"Net Capital"*** as those terms are defined by this Rule. As a result of this Rule, corporation capital may be withdrawn only to the extent that net capital is in excess of required net capital which, in any event, may not be less than $100,000.

At December 31, 2001, the Company's ***"Aggregate Indebtedness"*** and ***"Net Capital"*** (as defined) were $803,166 and $923,347, respectively, and its ratio of Aggregate Indebtedness to Net Capital was .87 to 1.0. Net Capital exceeded minimum capital requirements by $823,347 at that date.

(5) RULE 15c3-3 REQUIREMENTS

The Company is exempt from both the computation for determination of reserve requirements ***("Rule 15c3-3)*** and the possession or control requirements ***("Rule 15c3-3, Exhibit A")*** because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

(6) CONTINGENT LIABILITY

The Company is contingently liable to its clearing organization for the failure of any customer to make payment for the purchases of securities and for the failure of any customer to deliver securities pursuant to the sales of such securities. At December 31, 2001, the Company owes no amounts to its clearing organization as a result of either of the foregoing events.

(7) REORGANIZATION AND SHAREHOLDER PURCHASE AGREEMENT

Effective October 19, 2001, the Company entered into a stock purchase agreement with a "C" corporation. As part of this agreement, the "C" corporation became a shareholder of the Company. As a result, effective with the date of this reorganization, the Company will be taxed as a "C" corporation since it no longer qualified to be taxed as a Federal or Pennsylvania "S" corporation.

As part of the stock purchase agreement, the corporate shareholder made an initial investment acquiring 10% of the Company's stock. The corporate shareholder and the Company agreed that upon the Company directing a certain level of stock trades to the corporation, the corporation will purchase three additional blocks of the Company's stock in 10% increments (up to a maximum of 40%) ***(See Note 8)***. At December 31, 2001, the corporate shareholder owned 20% of the Company's stock. Also as a part of the stock purchase agreement, the Company's shareholders granted the corporate shareholder the right to acquire all of their stock in exchange for cash and warrants. This purchase option expires in February 2003.

(8) RELATED PARTY TRANSACTIONS

A Director of the Company receives $12,000 per month for consulting fees. Employee loans and advances at December 31, 2001 were $43,635 net of a reserve of $213,619. The Company had trading revenue of $31,000 from a corporate shareholder.

See Note 3 for description of subordinated note payable to the Company's minority shareholder.

(9) LEASES

The Company leases furniture, equipment and operating space under operating lease agreements which have remaining terms in excess of one year. Future minimum lease payments under these agreements as of December 31, 2001 are as follows:

2002	$ 53,435
2003	53,435
2004	31,170
	$138,039

TAIT, WELLER & BAKER
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Directors
Navillus Securities, Inc.
Conshohocken, Pennsylvania

In planning and performing our audit of the financial statements of Navillus Securities, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirement of SEC Rule 17a-5, not to provide assurance on internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above as of December 31, 2001.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used by anyone other than these specified.

Tait, Weller & Baker

Philadelphia, Pennsylvania
February 15, 2002

TAIT, WELLER & BAKER
Certified Public Accountants

NAVILLUS SECURITIES, INC.
(SEC I.D. No. 8-45424)

FINANCIAL STATEMENTS
AND REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

DECEMBER 31, 2001

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.